FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	March	…………………………………………………………,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 31, 2021	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 120TH BUSINESS TERM

TRANSLATION

Securities Code: 7751

March 30, 2021

TO OUR SHAREHOLDERS

CANON INC.

30-2, Shimomaruko 3-chome,

Ohta-ku, Tokyo

Fujio Mitarai

Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 120TH BUSINESS TERM

Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 120th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

      Matters Reported:

1.

Reports on the contents of the Business Report and Consolidated Financial Statements for the 120th Business Term (from January 1, 2020 to December 31, 2020), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 120th Business Term (from January 1, 2020 to December 31, 2020).

The contents of items 1. and 2. above were reported.

      Matters Resolved upon:

      Item No.1   Dividend from Surplus

It was approved and adopted in all respects as proposed. Thus, the term-end dividend was decided to be 40.00 yen per share.

As we have already paid an interim dividend of 40.00 yen per share, the full-year dividend will be 80.00 yen per share.

      Item No.2   Election of Five Directors

It was approved and adopted in all respects as proposed. Thus, Messrs. Fujio Mitarai, Toshizo Tanaka, Toshio Homma and Kunitaro Saida were reappointed as Directors and Mr. Yusuke Kawamura was newly appointed as a Director. All of them assumed their offices.

Messrs. Kunitaro Saida and Yusuke Kawamura are Outside Directors.

      Item No.3   Election of One Audit & Supervisory Board Member

It was approved and adopted in all respects as proposed. Thus, Mr. Hiroshi Yoshida was reappointed as an Audit & Supervisory Board Member and assumed his office.

Mr. Hiroshi Yoshida is an Outside Audit & Supervisory Board Member.

      Item No.4   Grant of Stock Acquisition Rights to Directors

It was approved and adopted in all respects as proposed. Thus, in order to continue the current stock-type compensation stock option plan of the Company (granting of stock acquisition rights to Directors), the details of the stock acquisition rights were determined based on the “Act Partially Amending the Companies Act” (Act No. 70 of 2019) effective as of March 1, 2021.

INFORMATION ON THE COMPANY’S INVESTOR RELATIONS WEBSITE

Please refer to the following website for materials including our Business Report.

The Company’s Investor Relations Website    https://global.canon/en/ir/

PAYMENT OF THE TERM-END DIVIDEND

The term-end dividend due for the 120th Business Term shall be paid by either of the following methods.

∎	If you are receiving the dividend with the “Receipt of Dividend”:

Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Term-end Dividend of the 120th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 31, 2021 to April 30, 2021). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Term-end Dividend of the 120th Business Term.”

∎	If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:

Please confirm the description of the enclosed “Statement of Term-end Dividend of the 120th Business Term.”

NOTIFICATION OF YOUR SOCIAL SECURITY AND TAX NUMBER

FOR TAX PROCEDURES RELATED TO SHARES

The Social Security and Tax Number that you have received from your local municipality will be required during tax procedures related to shares. Due to this, shareholders will need to notify their securities company etc. of their Social Security and Tax Number.

∎	For inquiries with respect to notifying a securities company etc. of your Social Security and Tax Number:

•	If your shares are managed in an account with a securities company, please contact your securities company.

•	If your shares are not under custody of a securities company, please contact the following:

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Phone: 0120-84-0178 (Toll free, available in Japan only)